7-1-02

02050184

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SEC MAIL PROCESSING SECTION
JUL 0 8 2002
WASH. D.C. 154

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2002

PROCESSED
JUL 1 7 2002
THOMSON
FINANCIAL

ROBOMATIX TECHNOLOGIES LTD.

(Translation of Registrant's name into English)

---

6 Wissotzky St., Tel Aviv, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: **Form 20-F ☑** **Form 40-F ☐**

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: **Yes ☐** **No ☑**

BVR/6k/forms

On July 1, 2002, the Registrant issued the Press Release which is filed as Exhibit 1 to this Report on Form 6-K and which is hereby incorporated by reference herein.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROBOMATIX TECHNOLOGIES LTD.

By: /s/
Zvi Barinboim
Chairman of the Board of Directors

Dated: July 2, 2001

Exhibit 1

Monday July 1, 9:59 am Eastern Time

Press Release

SOURCE: Robomatix Technologies Ltd.

Robomatix Technologies Announces Financial Results for the Year Ended December 31, 2001

TEL AVIV, Israel, July 1 /PRNewswire-FirstCall/ -- Robomatix Technologies Ltd. (OTC Bulletin Board: RBMXF - News), a holding company, announced today its financial results for the year ended December 31, 2001. Robomatix currently holds, through a wholly owned subsidiary, all of the outstanding share capital of Franz Kalff GmbH, a German company engaged in the business of manufacturing through contractors, marketing and sale of first aid kits primarily for the automotive industry. Additionally, Robomatix holds indirect interests in eLady Ltd., a Japanese Internet commerce portal for women, and direct interests in Leader Tech Ltd., an Israeli company that purchases and invests in companies in the field of venture capital and technology. The Company's principal objective is the acquisition of substantial interests in, and the promotion of, technology-based, Internet, communication and other operating businesses or companies. Robomatix's holdings in non-technology-based companies, such as Franz Kalff, allow it to diversify the Company's business activities and thereby lessen its reliance on any particular industry sector. Due to the current market conditions, the Company's ability to successfully achieve its goals is dependent on its ability to raise or borrow additional funds.

Robomatix was originally engaged in the fields of laser-based robotic components, standardized on-line quality assurance systems and parallel associative computing. However, by February 1999, all of the Company's operating activities in these fields were either sold or discontinued. Pursuant to U.S. GAAP, the results of operations of the sold or discontinued operations are reflected as losses from discontinued operations. The year 2000 was the first full year in which the Company implemented its new business objectives. In that year, Robomatix purchased interests in eLady Ltd. and Dirad Technologies (1999) Ltd. Due to market conditions and the difficulties being experienced by start-up companies in raising funds for their operations, the Company provided in its financial statements as of December 31, 2000 and 2001 for impairment losses from long-term investments aggregating approximately $2,079,000 and $1,390,000 respectively. Robomatix purchased the shares of Franz Kalff on January 24, 2001 and therefore Franz Kalff's financial statements were consolidated with Robomatix's financial statements from January 1, 2001.

The Company's results of operations for the year 1999 were significantly affected by the gradual discontinuation and sale of its original activities. Therefore the Company believes that they are not indicative of their future results of operations and that they are not comparable to results of operations for the year 2001. Robomatix further believes that the results of operations for the year 2000 are not comparable to results of operations for the year 2001 because they were not consolidated with the results of operations of Franz Kalff and because they reflected only the first year of Robomatix's new business activities as a holding company.

Operating Results

Year Ended December 31, 2000 Compared to Year Ended December 31, 2001

Sales totaled $8,764,000 compared to pro-forma revenues for the year 2000 in the amount of $9,864,000. The sales generated from the operation of Franz Kalff only. As a result of changes in regulations of first aid kits for motor vehicles sales increased in recent years, however, when the demand for new kits decreased, sales decreased as well. Moreover, the recession in Germany had an impact on the sales in 2001 compared to 2000.

Gross Profit totaled $2,442,000 compared to pro-forma gross profit of $2,800,000 for 2000. The decrease in the gross profit is due to the same factors which influence the sales and cost of sales, although the percentage of the gross profit remained at approximately 28%.

Operating Loss totaled $424,000 compared to $751,000 last year. The decrease in the loss is attributable to the profitable operation of Kalff net after increased general and administrative expenses.

Other income, net for the year 2001 were primarily attributable to rent income, aggregating approximately $237,000.

Year Ended December 31, 1999 Compared to Year Ended December 31, 2000

General and administrative expenses increased by $457,000 in the year 2000 as compared to the year 1999, constituting an increase of 155%. These expenses during the year 2000 were primarily attributable to business development activities, management fees, salary payments, rent, insurance and legal and accounting expenses. The increase in general and administrative expenses was the result of the Company's ability to focus most of its attention in the development of new business.

Other income, net for the year 2000 were primarily attributable to fees that Robomatix received from Belas Holdings B.V., the sole shareholder of eLady, for Robomatix placing services with respect to Belas' October 2000 round of financing, aggregating approximately $50,000. See "Impairment Losses" below.

Liquidity and Capital Resources

The Company's cash and cash equivalents aggregated $327,000 and $1,269,000 as of December 31, 2001 and December 31, 2000, respectively. Net cash provided by operating activity for the year ended December 31, 2001 was $647,000, as compared to net cash used in operating activity for the year ended December 31, 2000, which was $410,000.

Net cash used in investing activities for the year ended December 31, 2001 was $6,700,000, as compared to net cash provided by investing activity for the year ended December 31, 2000, which was $4,466,000.

Net cash provided by financing activities for the year ended December 31, 2001 was $4,976,000, as compared to net cash provided by financing activities for the year ended December 31, 2000, which was $6,076,000. The changes in these items reflect the transition from the Company's past activities to its present activities.

In 1999, Robomatix received substantial proceeds from the sale of the assets of Associative Computing Ltd., a subsidiary that was engaged in the production of an associative parallel processor, and restructured the debt the Company incurred from its past operations.

In 2000, the Company raised funds in private placements and purchased principally interests in eLady and Dirad for an aggregate purchase price of approximately $6.4 million.

In 2001, the Company purchased, through a wholly owned subsidiary, the share capital of Franz Kalff. The Company financed most of the purchase price through a loan from Bank Hapoalim. Under the loan agreement with Bank Hapoalim, any cash proceeds that will be paid to the Company by its subsidiary, if any, must be used to repay the balance of the loan. Therefore the Company expects that in order to continue to implement its business goals, the Company would require additional debt or equity financing.

As of December 31, 2001, the Company's aggregate outstanding liabilities to banks were approximately $4,355,000, most of which were long-term liabilities.

Impairment Losses

The Company provided for an aggregate impairment losses from long-term investments of approximately $3,469,000 in its financial statements for the years 2000 and 2001. The impairment loss was recorded with respect to indirect interests that the Company purchased in eLady constitutes the major part of its aggregate impairment losses. Based on the review of the Company's Board of the fair value of its indirect interests in eLady as of December 31, 2000 and 2001, Robomatix decided to record an impairment loss of $2,000 and 1,000 for the years 2000 and 2001 respectively. As of December 31, 2001, the Company's total indirect holdings in eLady amount to 27%.

Other impairment losses were recorded with respect to interests that the Company purchased in Leader Tech, Kasparov Chess Online Inc. and Homenet Ltd.

Conditions in Israel

Robomatix was incorporated under Israeli law, its offices are located in Israel and its officers and directors reside in Israel. Accordingly, political, economic and military conditions in Israel directly affect the Company's financial condition. On May 2000, the Israeli Defense Forces withdrew from Lebanon. Since October 2000, as a result of an on-going violent outbreaks between Israeli and Palestinian forces, there has been increased political and economic instability in Israel along with heightened security concerns. The Company cannot predict what will be the effect of these events on the economic and political situation in Israel.

Inflation in Israel and devaluation of the NIS could affect the Company's financial results in the future. The Company does not hedge against fluctuations in currency exchange rates, but the Company may do so in the future.

The Company's entire financial statements as of December 31, 2001 will be filed with the Securities and Exchange Commission as part of its Annual Report on Form 20-F for the year 2001. This press release provides only selected financial and other information on Robomatix's activities during the year 2001.

Forward-Looking Statements

Certain statements contained in this press release are forward-looking statements that involve risks and uncertainties. The statements contained herein that are not purely historical are forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements deal with the Company's current plans, intentions, beliefs and expectations and statements of future economic performance. Statements containing terms like "believes," "does not believe," "plans," "expects," "intends," "estimates," "anticipates" and other phrases of similar meaning are considered to imply uncertainty and are forward-looking statements.

Forward-looking statements involve known and unknown risks and uncertainties that may cause the Company's actual results in future periods to differ materially from what is currently anticipated. Factors that could cause or contribute to such differences include those discussed from time to time in reports filed by the Company with the Securities and Exchange Commission. The Company cannot guarantee its future results, levels of activity, performance or achievements.

Robomatix Technologies Ltd.
(An Israeli Company)

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31, 2001	December 31, 2000
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$327	$ 1,269
Trade receivables (net of allowance for doubtful accounts of $61 at December 31, 2001)	1,252	--
Other accounts receivable and prepaid expenses	201	606
Inventories	2,255	--
Total current assets	4,035	1,875
LONG-TERM INVESTMENTS	2,881	4,239
PROPERTY, PLANT AND EQUIPMENT, NET	3,494	16
DEFERRED TAXES	2,516	--
Total assets	$ 12,926	$6,130

	December 31, 2001	December 31, 2000
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Short-term bank credit	$319	$ --
Current maturities of long-term loan	577	36
Trade payables	930	352
Other accounts payable and accrued expenses	1,337	535
Total current liabilities	3,163	923
LONG-TERM LIABILITIES:		
Long-term loan, net of current maturities	3,936	43
Accrued severance pay	477	--
	4,413	43
COMMITMENTS AND CONTINGENT LIABILITIES		
SHAREHOLDERS' EQUITY:		
Share capital (Note 9)		
Ordinary shares of NIS 1.46 par value: Authorized: 30,000,000 shares as of December 31, 2001 and 2000; Issued and outstanding: 13,599,626 shares as of December 31, 2001 and 12,399,626 shares as of December 31, 2000	5,649	5,227

Additional paid-in capital	29,524	27,867
Accumulated other comprehensive loss	(69)	--
Accumulated deficit	(29,754)	(27,930)
Total shareholders' equity	5,350	5,164
Total liabilities and shareholders' equity	$ 12,926	$6,130

	Year ended December 31, 2001	2000	1999
Sales	$8,764	$ --	$ --
Costs of sales	6,322	--	--
Gross profit	2,442	--	--
Selling and marketing expenses	(1,104)	--	--
General and administrative expenses	(1,762)	(751)	(294)
Operating loss	(424)	(751)	(294)
Other income (expenses), net	(1,028)	(2,029)	40
Financial income (expenses), net	(284)	285	--
Loss from continuing operations before taxes on income	(1,736)	(2,495)	(254)
Taxes on income	88	--	--
Loss from continuing operations before discontinued operations	(1,824)	(2,495)	(254)
Discontinued operations			
Loss from segment's operations	--	--	(954)
Gain from disposal of a segment	--	--	4,812
Net gain from discontinued operations	--	--	3,858
Income (loss) before extraordinary item	(1,824)	(2,495)	3,604
Extraordinary item	--	--	1,220
Net income (loss)	$ (1,824)	$ (2,495)	$ 4,824
Basic and diluted, net earnings (loss) per share -			
Continuing operations	$(0.13)	$(0.21)	$(0.05)
Discontinued operations	--	--	0.81
Before extraordinary item	(0.13)	(0.21)	0.76
Extraordinary item	--	--	0.25
Net earnings (loss) per share	$(0.13)	$(0.21)	$1.01
Weighted average number of shares used in computing basic net earnings (loss) per share	13,520,722	11,861,798	4,772,476
Weighted average number of shares used in computing diluted net earnings (loss) per share	13,587,389	11,861,798	4,772,476

SOURCE: Robomatix Technologies Ltd.